Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

March 23, 2012

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Legg Mason BW Global Income Opportunities Fund Inc.

Registration Statement on Form N-2

File Nos. 333-170320 and 811-22491

Dear Ms. Lithotomos:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on February 24, 2012 and the Preliminary Prospectus dated February 24, 2012, began on February 24, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on March 27, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 63,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Trust, hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on March 27, 2012 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

On behalf of the Several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Vice President

Legg Mason BW Global Income Opportunities Fund Inc.

620 Eighth Avenue, 49th Floor

New York, NY 10018

March 23, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Valerie J. Lithotomos, Senior Counsel

Re:	Legg Mason BW Global Income Opportunities Fund Inc.

the Registration Statement on Form N-2,

File Nos. 333-170320 and 811-22491

Dear Ms. Lithotomos:

Legg Mason BW Global Income Opportunities Fund Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 am, Eastern Time, on March 27, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

LEGG MASION BW GLOBAL INCOME OPPORTUNITIES FUND INC.

By:	/s/ Robert I. Frankel
Name:	Robert I. Frenkel
Title:	Chief Legal Officer and Secretary